Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com
March 21, 2025
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Morris

Re:	Volato Group, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 28, 2025
File No. 001-41104
Dear Mr. Morris:
This response letter (this “Response”) is submitted on behalf of Volato Group, Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Heinen, dated March 14, 2025 (the “Comment Letter”), with respect to the Company’s Amendment No. 2 (“Amendment No. 2”) to its preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the SEC on February 28, 2025. The Company is concurrently submitting a third amendment to the Proxy Statement (“Amendment No. 3”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.
For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 3.
The responses below are based on information provided to Dykema Gossett PLLC by the Company.

U.S. Securities and Exchange Commission
Division of Corporate Finance
March 18, 2025

Revised Proxy Statement filed February 28, 2025
Potential Consequences if This Proposal is Approved, page 11
1.We note your response to prior comment 1 and re-issue the comment. In this regard, we note that the proposal, including disclosure in the final paragraph at page 10, appears to contemplate conversions in excess of the ownership limitation. We also note your disclosure appears to state that the 4.99% and 9.99% caps are waivable by the noteholder. Therefore, it appears that to the extent the noteholder choses to void the limitation it may do so in its discretion. Please disclose the percentage ownership that the buyer would hold if the cap is waived and the full amount of shares are purchased. Provide contextualizing disclosure as appropriate.
Response: In response to the Staff’s comments, the Company has revised its disclosures on page 9 of Amendment No. 3.
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Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 3. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Mark Heinen
Chief Financial Officer
Volato Group, Inc.

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